UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update: ____
Form C/A: Amendment to Offering Statement: ____
Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer: Musiversal Inc.
Legal status of issuer:
Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 12/21/2022
Physical address of issuer: 1209 Orange Street, Wilmington, DE 19801
Website of issuer: https://musiversal.com

Name of intermediary through which the offering will be conducted: Wefunder Portal LLC
CIK number of intermediary: 0001670254
SEC file number of intermediary: 007-00033
CRD number, if applicable, of intermediary: 283503

Current number of employees: 14

Total Assets:	Most recent fiscal year-end: $204,293	Prior fiscal year-end: $500,668
Cash & Cash Equivalents:	Most recent fiscal year-end: $5,699	Prior fiscal year-end: $72,526
Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $4,621
Short-term Debt:	Most recent fiscal year-end: $44,018	Prior fiscal year-end: $73,515
Long-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $56,194
Revenues/Sales	Most recent fiscal year-end: $1,003,116	Prior fiscal year-end: $752,820
Cost of Goods Sold:	Most recent fiscal year-end: $1,628,769	Prior fiscal year-end: $1,341,141
Taxes Paid:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0

Net Income:	Most recent fiscal year-end:	Prior fiscal year-end:
	-$175,176	-$849,041

THE COMPANY

1. Name of issuer: Musiversal, Inc.

DIRECTORS OF THE COMPANY

3. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: André Miranda
     Dates of Board Service: 2022 - Present   Principal Occupation: CEO Musiversal
     Employer: Dates of Service: 2022-Present
     Employer's principal business: Musiversal
For Three Years Business Experience Refer to **Exhibit A**

OFFICERS OF THE COMPANY

4. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

OFFICERS OF THE COMPANY

Officer	Dates of Service
André Miranda Chief Executive Officer	2022 – Present
Xavier Jameson: Treasurer, Comptroller, COO, CFO	2022 – Present

For Three Years Business Experience Refer to **Exhibits A and B**

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

7.

Name of Holder	Number and Class of Securities Now Held	Percent of Voting Power Prior to Offering
André Miranda	2,717,952 shares of restricted common stock	61.75%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and business plan, please refer to the Form C filing available at: https://www.sec.gov/Archives/edgar/data/1969120/000167025423000231/document_1.pdf

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is an early-stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

We have limited proof of the business model. Musiversal is a fully remote recording studio and music production marketplace. We cannot be certain studio musicians or clients will fully embrace this model amid industry changes and the other events such as COVID-19 recede.

We are delivering a new concept. We are the first company to attempt this business model. Our model relies on paying studio musicians a salary and a subscription model for our customers. To our knowledge no other online recording studio operates in the same way. Because of this it is legitimate to say that this has not been done with any scale or significance in the marketplace. It is our hypothesis that this musician-focused work-from-home model will give us a competitive advantage in the marketplace but our hypothesis could be wrong. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we have may copy our idea causing us to lose this competitive advantage.

Success in the entertainment industry is highly unpredictable and there is no guarantee our model will be successful in the market. Our success will depend on the popularity and sustainability of our model. Musical tastes, trends, and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future customer preferences in the music business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may also invest in musicians whose genres fall out of popular favor. Technological advances in the industry could make our model obsolete.

The Company has made certain assumptions about the online music studio marketplace to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential customer base. In order to mitigate risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

OWNERSHIP AND CAPITAL STRUCTURE

Description of Issuer's Securities

9. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Securities	Securities or amount authorized	Securities or amount outstanding	Voting Rights	Other Rights
Common Stock	5,118,110	3,167,244	Yes	
Pre-Seed Preferred Stock	1,019,069	1,019,069	Yes	
Seed Preferred Stock	931,797	215,503	Yes	
Debt Securities				
Other - Warrants				
Other - SAFE				

Other Rights:

The Company's current capitalization reflects founders and investors who exchanged their shares of the Portuguese subsidiary for similar shares of the Company in February 2023, pursuant to those certain exchange agreements between the Company of the stockholders of the Portuguese Subsidiary which permitted holders of 14% of the Portuguese Subsidiary to remain stockholders of the Portuguese subsidiary including shares issuable on exchange of one outstanding SAFE issued by the Portuguese Subsidiary) until a condition precedent is satisfied upon which conversion of the remaining shares and SAFE of the Portuguese Subsidiary becoming a wholly owned subsidiary of the Company. As of April 1, 2025, this condition has not been satisfied.

As of May 1, 2024, the Company's subsidiary includes five (5) stockholders and one SAFE holder who are required to convert their ownership and SAFE in the Subsidiary into an aggregate of 716,294 shares of Seed Preferred Stock upon the occurrence of a specified trigger event. These shares are not included in the above table. Moreover, in 2023 the Company sold an additional three SAFEs totally €1.4M ($1,493,842) through Musiversal SA, the Portuguese Subsidiary. These SAFEs have not converted. They will be converted in Musiversal, Inc. shares in a year or longer. These SAFE investors have the option to convert with the other SAFE holder or wait.

_____

Describe the material terms of any indebtedness of the issuer:

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Economic Support COVID Micro and Small Business Loan from Portuguese Government	$ 33,464.20	1.5% per annum	9/01/2026	

In 2020, the Company received advances from stockholders in the form of loans. As of May 1, 2024, the advances from related parties was $0 and $189,536. These advances have no interest rate or specified maturity date.

10. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2020	Section 4(a)(2)	Preferred Stock	$788,987	General Operations
8/2021	Section 4(a)(2)	Preferred Stock	$1,430,697	General Operations
6/2022	Section 4(a)(2)	SAFE	$317,184	General Operations
6/2022	Section 4(a)(2)	SAFE	$320,700	General Operations

11. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
    If yes, for each such transaction, disclose the following:

Name	Amount Invested	Transaction Type	Issue Date	Outstanding Principal Plus Interest	Interest Rate	Maturity Date	Relationship
Red Angels S.A.	$189,536	Loan	7/30/2019	$0.00 as of 12/30/2021	0.0% per annum	12/31/2021	Major Investor

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, m other-in-l aw, father-in-l aw, son-in-l aw, daughter-in-l aw, brother-in-l aw, or sister-in-l aw of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

12. Does the issuer have an operating history? ✓ Yes   No

13. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Overview

We are lifelong musicians, creators, and technologists on a mission to create a more sustainable, equitable, and accessible world for musicians, producers, and the industry at large.

We enable music creators to produce better songs in a matter of hours with a highly curated roster of the world's best session musicians, for a fraction of the costs compared to current solutions. In five years we would like to be the trusted source for music creation globally with a $1B+ valuation and an annual recurring revenue (ARR) of over $100M. Forward-looking projections can't be guaranteed.

Since our Reg CF we have doubled our monthly recurring revenue (MRR) reaching the $1M ARR milestone. We also developed a repeatable process for user acquisition and learned a lot in our preparation for scale. While we continue to grow, we'll be keeping an eye out for potential opportunities stemming from the data our live music recording sessions, which totaled 1M minutes in 2023.

At scale, Musiversal Unlimited is potentially well-positioned to make a music AI, to be a winning Metaverse app or to monetize user's music to influencers and media businesses.

Milestones
- Musiversal Inc. was incorporated in the state of Delaware in December 2022.
- Prior to our Reg CF we had
- increased monthly revenue 5x in one year
- Successfully raised $5.2M in investment from five Venture Capital funds including Schilling Capital
- 98% Customer satisfaction and 75 Net Promoter Score (Apple's 51, Airbnb 75)
- 40k Sessions, (1M+ minutes), delivered and 20k+ tracks produced including a Grammy-winning track
- 10x efficiency, by getting users into recording sessions with professional musicians in 20 minutes
- 5x price disruption, the most affordable way to produce great music with real talent.

Since our Reg CF
- Doubled our MRR
- Reached $1M ARR
- 12-month forward revenue $1.5M
- 2.5M total minutes of live recording time
- Began working on a music artificial intelligence tool that will further our mission to expand our addressable market and have the entire music industry benefit.
- Named "Rising Star" on Deloitte's Fast 50 2023 ranking.

- Named "Most Promising Startup" at the 2023 Entrepreneurship Awards

The Company is still subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company still cannot reliably estimate how much revenue it will receive in the future.

See **Exhibit C**

Historical Results of Operations

Revenues and Gross Margin: For the period ended December 31, 2023, the Company had revenues of $1,003,116, compared to the year ended December 31, 2022, when the Company had revenues of $752,820 via its subsidiary. Our gross margin was 40% in fiscal year 2023, compared to 35% in fiscal year 2022.

Assets: As of December 31, 2023, the Company had total assets of $204,293 including $5,699 in cash. As of December 31, 2022, the Company had total assets of $500,668, including $72,526 in cash.

Net Loss: The Company has had net losses of 173,721 for the fiscal year of 2023 and net losses of $849,041 for the fiscal year 2022.

Liabilities: The Company's liabilities totaled $204,293 for the fiscal year ended December 31, 2023 and total liabilities of $223,448 for the fiscal year ended on December 31, 2022.

Liquidity & Capital Resources
To date, the Company has been financed with $44,000 in debt, $2,690,000 in equity, $332,928 in convertible notes, and $3,120,400 in SAFEs.

We used the proceeds of our Reg CF as follows:
50% for marketing and user acquisition
50% for team costs

This did deviate from our Use of Proceeds in our Form C Offering Statement.

We plan to raise capital within the next 12 months. Except as otherwise described in our Form C Offering Statement we do not have additional sources of capital other than the proceeds from the Reg CF offering and subsequent capital raises.

Runway & Short/Midterm Expenses

Musiversal's cash on hand is $158,032 as of April 2025. Over the last three months, revenues have averaged $147,666/month, costs of goods sold have averaged $67,666/month, and operation expenses have averaged $150,000/month for an average burn rate of $70,000/month. Our intent is to be profitable in 18 months. Our sales in 2023 rose year-over-year by 200% as we continue to improve our product and increase market share. On the flip side our costs have increased slower than the revenue has increased stayed the same due to the team size not scaling in size at as fast as revenue.

Our revenue should increase to over $250,000/month. Our expenses should increase to $300,000/month. Our future capital raising plans are $3,000,000.

FINANCIAL INFORMATION

A principal executive officer certifying financial statements as described above must provide the following certification**:

See **Exhibit D**

I, André Miranda, certify that:

(1)   the financial statements of Musiversal Inc. included in this Form are true and complete

in all material respects; and

<u>/s/ André Miranda</u>
Musiversal
CEO
_____

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OTHER MATERIAL INFORMATION

14.   In addition to the information expressly required to be included in this Form, include:
(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of this offering. XX is comprised of XX Investments LLC, XX Team LLC and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through WeFunder Portal LLC and to investors who invest in such companies who invest through WeFunder Portal but XX is not affiliated with WeFunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the WeFunder Portal website ("investors"). XX Investments holds legal title to the securities the Company issues through the WeFunder Portal which are uncertificated on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interests and makes any distributions to the Investors or other parties as directed by the Investors.

In addition to the above services, XX Team at the direction of XX Investments votes the securities and takes any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for its services. However, those fees may be paid by WeFunder Inc. on behalf of the Company.

As noted XX Team holds a power of attorney from each Investor that has entered into the Investment Agreement to make voting decisions on behalf of the Investor. Pursuant to the power of attorney, XX Team will make voting decisions and direct XX Investments to vote and take any other actions in connection with the voting on Investor's behalf. XX Team will act with respect to the Company through our Lead Investor, who is a representative of XX Team. As compensation for its voting services each Investor authorized XX Investments to distribute to XX Team 10 percent of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although fees owed by the Company may be paid by WeFunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or WeFunder Inc. on the Company's behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by WeFunder Inc. and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above the Lead Investor may receive compensation if in the future, WeFunder Advisors LLC forms a Special Purpose Vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for the SPV (and as a supervised person of WeFunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated by the multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with that of the Investors.

Investors that wish to purchase the Company's securities through the WeFunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10 percent of the Company's distributions to the Investor with XX Team. The Company may waive these requirements for certain investors with whom the Company has a preexisting relationship.

The XX arrangement as described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the company's securities by having one entity (XX Team) through one person (the Lead Investor) make all voting decisions and having only one entity (XX Investments) carry out XX Teams voting instruments and take any related actions. The XX arrangement is also intended to benefit Investors by providing services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investor's securities. XX Team acting through the Lead Investor may further benefit the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: https://www.musiversal.com/annualreport

----

Pursuant to the requirements of Section 4(a)(6) and Section 4A of the Securities Act of 1933 and Regulation Crowdfunding §227.100 et seq. the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this form to be signed on its behalf by the duly authorized undersigned.

Musiversal Inc.

André Miranda, CEO

Pursuant to the requirements of Section 4(a)(6) and Section 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.) this Annual Report and Transfer Agreement this Annual Report has been signed by the following persons in the capacities and on the dates indicated:

Musiversal Inc.

André Miranda, Board Director
4/24/2025